UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

HELIX BIOMEDIX, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

8% CONVERTIBLE PROMISSORY NOTES DUE JULY 11, 2011,

8% CONVERTIBLE PROMISSORY NOTES JULY 11, 2013

AND

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

R. Stephen Beatty

President and Chief Executive Officer

Helix BioMedix, Inc.

22118 20th Ave. SE, Suite 204

Bothell, WA 98021

(425) 402-8400

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Mark F. Worthington, Esq.

Summit Law Group, PLLC

315 Fifth Avenue South, Suite 1000

Seattle, Washington 98104

(206) 676-7000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$5,542,500	$395.18

(1)	Calculated solely for purposes of estimating the filing fee. The transaction value assumes the amendment and conversion or amendment of $4,474,000 in aggregate principal amount of 8% Convertible Promissory Notes due July 1, 2011 and 8% Convertible Promissory Notes due July 1, 2013 and the amendment and exercise of Warrants to purchase an aggregate of 868,500 shares of Common Stock at an exercise price of $1.00 per share and Warrants to purchase an aggregate of 250,000 shares of Common Stock at an exercise price of $0.80 per share.
(2)	The amount of the filing fee was calculated at a rate of $71.30 per $1,000,000 of transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable Form or Registration No.: Not applicable	Filing Party: Not applicable Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO is being filed by Helix BioMedix, Inc., a Delaware corporation (the “Company”), pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended, in connection with its offer (the “Offer”) to (a) amend and convert (together with all accrued interest thereon) into shares of its Common Stock or amend up to $3,474,000 in aggregate principal amount of its 8% Convertible Promissory Notes due July 1, 2011 (the “2011 Notes”) and up to $1,000,000 in aggregate principal amount of its 8% Convertible Promissory Notes due July 1, 2013 (the “2013 Notes” and, together with the 2011 Notes, the “Existing Notes”) and (b) amend and exercise its outstanding Warrants to purchase an aggregate of 868,500 shares of its Common Stock at an exercise price of $1.00 per share (the “2011 Warrants”) and Warrants to purchase an aggregate of 250,000 shares of its Common Stock at an exercise price of $0.80 per share (the “2013 Warrants” and, together with the 2011 Warrants, the “Existing Warrants”). The Offer is made upon the terms and subject to the conditions set forth in the Offering Memorandum dated November 24, 2010 (the “Offering Memorandum”) and in the related Convertible Promissory Note Conversion/Amendment and Warrant Amendment/Exercise Election, copies of which are attached hereto as Exhibit (a)(1) and Exhibit (a)(2) to this Schedule TO, respectively, and are incorporated herein by reference.

Item 1. Summary Term Sheet.

The information set forth in the Offering Memorandum under the heading “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	Name and Address. The name of the subject company and the issuer of the subject securities to which this Schedule TO relates is Helix BioMedix, Inc., a Delaware corporation. The address and telephone number of the Company’s principal executive office are 22118 20th Avenue SE, Suite 204, Bothell, Washington 98021, (425) 402-8400.

(b)	Securities. The subject classes of securities consist of (i) up to $3,474,000 in aggregate principal amount of 8% Convertible Promissory Notes due July 1, 2011; (ii) up to $1,000,000 in aggregate principal amount of 8% Convertible Promissory Notes due July 1, 2013; (iii) Warrants to purchase an aggregate of 868,500 shares of Common Stock at an exercise price of $1.00 per share; and (iv) Warrants to purchase an aggregate of 250,000 shares of Common Stock at an exercise price of $0.80 per share.

(c)	Trading Market and Price. There is no established trading market for the subject securities. The information set forth in the Offering Memorandum under the heading “Market for Common Stock; Dividend Policy” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)	Name and Address. The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The address and telephone number of each of the Company’s officers, directors and controlling persons set forth below is c/o Helix BioMedix, Inc. 22118 20th Avenue SE, Suite 204, Bothell, Washington 98021, (425) 402-8400.

Pursuant to General Instruction C to Schedule TO, the following persons are officers, directors and/or controlling persons of the Company:

Name	Position
R. Stephen Beatty	Director, President and Chief Executive Officer
Robin L. Carmichael	Vice President – Marketing and Business Development
Randall L-W. Caudill, D. Phil.	Director
John F. Clifford	Director
Richard M. Cohen	Director
Timothy J. Falla, Ph.D.	Chief Scientific Officer
John C. Fiddes, Ph.D	Director
Lawrence Blake Jones	Director
Jeffrey A. Miller, Ph.D	Director
Frank T. Nickell	Stockholder
David M. O’Connor	Director
Barry L. Seidman	Director
Daniel O. Wilds	Director

Item 4. Terms of the Transaction.

(a)	Material Terms.

(1) Tender offers. The information set forth in the Offering Memorandum under the headings “Summary Term Sheet,” “The Offer,” “Certain United States Federal Income Tax Considerations,” “Description of the Amended Notes and Amended Warrants and Comparison with Existing Notes and Existing Warrants” and “Description of Capital Stock” is incorporated herein by reference.

(b)	Purchases. Barry L. Seidman, a director, beneficially holds $100,000 in aggregate principal amount of 8% Convertible Promissory Notes due July 1, 2011, $150,000 in aggregate principal amount of 8% Convertible Promissory Notes due July 1, 2013, Warrants to purchase an aggregate of 25,000 shares of Common Stock at an exercise price of $1.00 per share and Warrants to purchase an aggregate of 37,500 shares of Common Stock at an exercise price of $0.80 per share. Lawrence Blake Jones, a director, beneficially holds $100,000 in aggregate principal amount of 8% Convertible Promissory Notes due July 1, 2011, $300,000 in aggregate principal amount of 8% Convertible Promissory Notes due July 1, 2013, Warrants to purchase an aggregate of 25,000 shares of Common Stock at an exercise price of $1.00 per share and Warrants to purchase an aggregate of 75,000 shares of Common Stock at an exercise price of $0.80 per share. Each of Messrs. Jones and Seidman intends to convert all of his Existing Notes and all accrued interest thereon and amend and exercise all of his Existing Warrants in the Offer.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Offering Memorandum under the headings “Description of the Amended Notes and Amended Warrants and Comparison with Existing Notes and Existing Warrants” and “Description of Capital Stock” is incorporated herein by reference.

The Company maintains a 2000 Stock Option Plan and is a party to stock option agreements thereunder with certain of its employees, directors and consultants pursuant to which it has granted options to purchase shares of its Common Stock. The information set forth in the Offering Memorandum under the heading “Description of Capital Stock” is incorporated herein by reference. For more information regarding the terms of the 2000 Stock Option Plan and the stock option agreements, see the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.

The Company is a party to a Rights Agreement with American Stock Transfer and Trust Company, LLC as Rights Agent dated as of August 21, 2003, as amended. The information set forth in the Offering Memorandum under the heading “Description of Capital Stock” is incorporated herein by reference.

In addition to the Existing Warrants, as of September 30, 2010, the Company had warrants outstanding to purchase an aggregate of 2,533,819 shares of the Company’s Common Stock as set forth below, which warrants had been issued to certain employees and consultants in connection with services rendered to the Company and to certain stockholders in connection with financing activities:

	Number of Shares Subject to Warrants	Exercise Price Range	Weighted Average Exercise Price	Term
Warrants issued to employees and non-employees for services	1,707,419	$0.25 – $6.00	$1.56	5-10 years
Remaining warrants issued in connection with 2001 convertible debt financing	308,000	$1.00	$1.00	10 years
Remaining warrants issued in connection with 2002 and 2003 equity financings	258,600	$1.00	$1.00	10 years
Warrants issued in connection with 2006 equity financing	259,800	$1.00	$1.00	5 years

Total outstanding warrants	2,533,819	$0.25 – $6.00	$1.38	5-10 years

On November 22, 2010, the Company entered into a Convertible Promissory Note Conversion and Warrant Exercise Agreement with RBFSC, Inc., of which Frank T. Nickell, who beneficially owned approximately 30.7% of the Company’s outstanding Common Stock as of March 18, 2010, is the president and a director. Pursuant to the Convertible Promissory Note Conversion and Warrant Exercise Agreement, (i) RBFSC, Inc. amended and converted the principal amounts of its 2011 Note and 2013 Note and accrued interest thereon into 6,109,041 and 3,877,223 shares of the Company’s Common Stock, respectively, at a conversion price of $0.60 per share, which Notes were previously voluntarily convertible at and as of their respective maturity dates at conversion prices of $1.00 and $0.80 per share, respectively, (ii) RBFSC, Inc.’s 2011 Warrant and 2013 Warrant were each amended to double the numbers of shares of the Company’s Common Stock subject thereto and to reduce by half the exercise prices thereof, and RBFSC, Inc. exercised in full its 2011 Warrant and 2013 Warrant for cash, each as amended, for 1,500,000 and 1,100,000 shares of the Company’s Common Stock, respectively, and (iii) the Company agreed to comply with the requirements for “qualified small business stock” under Section 1202 of the Internal Revenue Code of 1986, as amended.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	Purposes. The information set forth in the Offering Memorandum under the heading “Summary Term Sheet” is incorporated herein by reference.

(b)	Use of Securities Acquired. Those 8% Convertible Promissory Notes due July 1, 2011 and 8% Convertible Promissory Notes due July 1, 2013 that are converted will thereafter be canceled, and those that are not converted but that are amended will continue to remain outstanding as amended. The Existing Warrants that are amended and exercised as amended will thereafter be canceled.

(c)	Plans.

(1)	None.

(2)	None.

(3)	The information set forth in the Offering Memorandum under the heading “Unaudited Pro Forma Financial Information” is incorporated herein by reference. In addition, the Company intends to offer an aggregate of up to 5,000,000 shares of its Common Stock for purchase by qualified accredited investors in a private placement financing exempt from registration under Regulation D promulgated under the Securities Act of 1933, as amended, at a purchase price of $0.60 per share.

(4)	None.

(5)	None.

(6)	None.

(7)	None.

(8)	None.

(9)	The Company intends to offer an aggregate of up to 5,000,000 shares of its Common Stock for purchase by qualified accredited investors in a private placement financing exempt from registration under Regulation D promulgated under the Securities Act of 1933, as amended, at a purchase price of $0.60 per share.

(10)	None.

Item 7. Source and Amount of Funds or Other Consideration.

(a)	Source of Funds. No consideration is expected to be required in connection with the conversion or amendment of the Existing Notes or the amendment and exercise of the Existing Warrants. The information set forth in the Offering Memorandum under the heading “The Offer – Expenses” is incorporated herein by reference.

(b)	Conditions. Not applicable.

(d)	Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)	Securities Ownership. Barry L. Seidman, a director, beneficially holds $100,000 in aggregate principal amount of 8% Convertible Promissory Notes due July 1, 2011, $150,000 in aggregate principal amount of 8% Convertible Promissory Notes due July 1, 2013, Warrants to purchase an aggregate of 25,000 shares of Common Stock at an exercise price of $1.00 per share and Warrants to purchase an aggregate of 37,500 shares of Common Stock at an exercise price of $0.80 per share. Lawrence Blake Jones, a director, beneficially holds $100,000 in aggregate principal amount of 8% Convertible Promissory Notes due July 1, 2011, $300,000 in aggregate principal amount of 8% Convertible Promissory Notes due July 1, 2013, Warrants to purchase an aggregate of 25,000 shares of Common Stock at an exercise price of $1.00 per share and Warrants to purchase an aggregate of 75,000 shares of Common Stock at an exercise price of $0.80 per share. Each of Messrs. Jones and Seidman intends to convert all of his Existing Notes and all accrued interest thereon and amend and exercise all of his Existing Warrants in the Offer.

(b)	Securities Transactions. On November 22, 2010, the Company entered into a Convertible Promissory Note Conversion and Warrant Exercise Agreement with RBFSC, Inc., of which Frank

T. Nickell, who beneficially owned approximately 30.7% of the Company’s outstanding Common Stock as of March 18, 2010, is the president and a director. Pursuant to the Convertible Promissory Note Conversion and Warrant Exercise Agreement, (i) RBFSC, Inc. amended and converted the principal amounts of its 2011 Note and 2013 Note and accrued interest thereon into 6,109,041 and 3,877,223 shares of the Company’s Common Stock, respectively, at a conversion price of $0.60 per share, which Notes were previously voluntarily convertible at and as of their respective maturity dates at conversion prices of $1.00 and $0.80 per share, respectively, (ii) RBFSC, Inc.’s 2011 Warrant and 2013 Warrant were each amended to double the numbers of shares of the Company’s Common Stock subject thereto and to reduce by half the exercise prices thereof, and RBFSC, Inc. exercised in full its 2011 Warrant and 2013 Warrant for cash, each as amended, for 1,500,000 and 1,100,000 shares of the Company’s Common Stock, respectively, and (iii) the Company agreed to comply with the requirements for “qualified small business stock” under Section 1202 of the Internal Revenue Code of 1986, as amended.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations. The information set forth in the Offering Memorandum under the heading “The Offer – Solicitation” is incorporated herein by reference.

Item 10. Financial Statements.

(a)	Financial Information:

The following financial statements and information are incorporated herein by reference:

(1)	The audited financial statements of the Company set forth in Part II, Item 8 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.

(2)	The unaudited condensed financial statements of the Company set forth in Part I, Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010.

(3)	Not applicable.

(4)	As of September 30, 2010, the Company’s book value per share was $(0.31).

Copies of the financial statements incorporated herein by reference pursuant to clauses (1) and (2) above can be obtained as provided in the Offering Memorandum under the headings “Where You Can Find More Information” and “Incorporation of Information Filed with the SEC.”

(b)	Pro Forma Information. The information set forth in the Offering Memorandum under the heading “Unaudited Pro Forma Financial Information” is incorporated herein by reference.

Item 11. Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

(1)	Employment Agreement dated September 24, 2003, effective July 1, 2003, between the Company and R. Stephen Beatty

Amendment to Employment Agreement dated December 10, 2003 between the Company and R. Stephen Beatty

Second Amendment to Employment Agreement dated effective as of June 30, 2006 between the Company and R. Stephen Beatty

Third Amendment to Employment Agreement dated effective as of June 15, 2007 between the Company and R. Stephen Beatty

Employment Agreement dated September 24, 2003, effective July 1, 2003, between the Company and Timothy Falla

Amendment to Employment Agreement dated December 10, 2003 between the Company and Timothy Falla

Second Amendment to Employment Agreement dated effective as of June 30, 2006 between the Company and Timothy Falla

Third Amendment to Employment Agreement dated effective as of June 15, 2007 between the Company and Timothy Falla

Employment Letter Agreement dated October 8, 2007 between the Company and Robin L. Carmichael

First Amendment to Employment Letter Agreement dated effective as of November 15, 2007 between the Company and Robin L. Carmichael

Second Amendment to Employment Letter Agreement dated effective as of June 30, 2008 between the Company and Robin L. Carmichael

(2)	The regulatory requirements of which the Company is aware that must be complied with are those imposed by applicable Federal and state securities laws, rules and regulations.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(b)	Other Material Information. The information set forth in the Offering Memorandum is incorporated herein by reference.

Item 12. Exhibits

(a) (1)	Offering Memorandum dated November 24, 2010.

(2)	Form of Convertible Promissory Note Conversion/Amendment and Warrant Amendment/Exercise Election.

(3)	Helix BioMedix, Inc. Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Securities and Exchange Commission and incorporated herein by reference.

(4)	Helix BioMedix, Inc. Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, filed with the Securities and Exchange Commission and incorporated herein by reference.

(b)	Not applicable.

(d) (1)	Rights Agreement dated August 21, 2003 (incorporated by reference to Exhibit 10.27 to the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2003).

(2)	Helix BioMedix, Inc. Amended and Restated 2000 Stock Option Plan (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-KSB/A for the year ended December 31, 2002).

(3)	Form of Helix BioMedix, Inc. Stock Option Agreement for Purchase of Stock (incorporated by reference to Annex A to Exhibit 10.5 to the Company’s Annual Report on Form 10-KSB/A for the year ended December 31, 2002).

(4)	Convertible Note and Warrant Purchase Agreement dated as of February 14, 2008 between the Company and RBFSC, Inc. (incorporated by reference to Exhibit 10.17(a) to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008).

(5)	Convertible Promissory Note dated as of February 14, 2008 between the Company and RBFSC, Inc. (incorporated by reference to Exhibit 10.17(b) to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008).

(6)	First Amendment to Note and Warrant Purchase Agreement and Convertible Promissory Note dated as of June 27, 2008 between the Company and RBFSC, Inc. (incorporated by reference to Exhibit 10.17(c) to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008).

(7)	Form of Convertible Note and Warrant Purchase Agreement between the Company and the other parties thereto (incorporated by reference to Exhibit 10.19 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009).

(8)	Employment Agreement dated September 24, 2003, effective July 1, 2003, between the Company and R. Stephen Beatty (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2003).

(9)	Amendment to Employment Agreement dated December 10, 2003 between the Company and R. Stephen Beatty (incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2003).

(10)	Second Amendment to Employment Agreement dated effective as of June 30, 2006 between the Company and R. Stephen Beatty (incorporated by reference to Exhibit 10.9(a) to the Company’s Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2006).

(11)	Third Amendment to Employment Agreement dated effective as of June 15, 2007 between the Company and R. Stephen Beatty (incorporated by reference to Exhibit 10.9(b) to the Company’s Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2007).

(12)	Employment Agreement dated September 24, 2003, effective July 1, 2003, between the Company and Timothy Falla (incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2003).

(13)	Amendment to Employment Agreement dated December 10, 2003 between the Company and Timothy Falla (incorporated by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2003).

(14)	Second Amendment to Employment Agreement dated effective as of June 30, 2006 between the Company and Timothy Falla Beatty (incorporated by reference to Exhibit 10.8(a) to the Company’s Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2006).

(15)	Third Amendment to Employment Agreement dated effective as of June 15, 2007 between the Company and Timothy Falla (incorporated by reference to Exhibit 10.8(b) to the Company’s Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2007).

(16)	Employment Letter Agreement dated October 8, 2007 between the Company and Robin L. Carmichael (incorporated by reference to Exhibit 10.28 to the Company’s Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2007).

(17)	First Amendment to Employment Letter Agreement dated effective as of November 15, 2007 between the Company and Robin L. Carmichael (incorporated by reference to Exhibit 10.5(a) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007).

(18)	Second Amendment to Employment Letter Agreement dated effective as of June 30, 2008 between the Company and Robin L. Carmichael (incorporated by reference to Exhibit 10.5(b) to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008).

(19)	Forms of 2001/2002 Warrants and 2002/2003 Warrants (incorporated by reference to Appendices C and D, respectively, to Exhibit (a)(1)(a) to the Company’s Schedule TO filed with the Securities and Exchange Commission on March 2, 2005).

(20)	Form of 2006 Warrant.

(21)	Form of Warrant issued to employees and non-employees for services.

(22)	Convertible Promissory Note Conversion and Warrant Exercise Agreement dated effective as of November 22, 2010 by and between the Company and RBFSC, Inc. (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 24, 2010).

(g)	Incorporated by reference to Exhibits (a)(1) and (a)(2).

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Helix BioMedix, Inc.

/s/ R. Stephen Beatty

R. Stephen Beatty
President and Chief Executive Officer

Date: November 24, 2010